
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.



Commission File Number 033-80104



GRANITE DEVELOPMENT PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

1050 Terminal Tower, 50 Public Square, Cleveland, Ohio 44113, 216-621-6060
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Limited Partnership Interests (1)
Warrants (1)
10.83% Senior Notes (2)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports
under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[x]

Approximate number of holders of record as of the certification or notice date: Granite Development Partners, L.P. had approximately 40 holders of limited partnership interests and no holders of warrants or 10.83% senior notes.

Pursuant to the requirements of the Securities Exchange Act of 1934, Granite Development Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2003   By: */s/ Robert F. Monchein*

Name:	Robert F. Monchein
Title:	President, FC-Granite, Inc.
	the general partner of Granite
	Development Partners, L.P.

(1)   On December 3, 1996, Granite Development Partners, L.P. issued 36,000 limited partnership units to holders of warrants upon the exercise of all 36,000 outstanding warrants. Each warrant was exercisable at a price of $111.11 and entitled the holder thereof to one partnership unit.

(2)   On March 11, 2003, Granite Development Partners, L.P. repaid its 10.83% senior notes.